

Jason Parker · 3rd

Co-owner/Founder/Distiller at Copperworks Distilling Co.

Seattle, Washington · 500+ connections · **Contact info**

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Washington Distillers Guild

University of Washington

About

Brewing. Distilling. Drinking. Not necessarily in that order.

Also:
Design and installation of production facilities
Process design and training
Barrel aging program design
Small business start-up
Brand management

Activity

1,423 followers

 **Very impressive! And no doubt you'll own it well. Congratulations, Director!**
Jason commented

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Experience

Washington Distillers Guild
9 yrs 1 mo

 **Board Mamber**
Jan 2017 – Present · 3 yrs 2 mos
Seattle, WA

 **President**
Nov 2014 – Present · 5 yrs 4 mos
Seattle, WA

- Lead strategic planning initiatives for the guild
- Set agendas for monthly board meetings
- Chair general membership meetings
- Maintain positive and productive relationships with lobbyist, state representatives, ...**see more**

 **Secretary**
Feb 2011 – Oct 2014 · 3 yrs 9 mos
Seattle, WA

As a board member of the WDG, my work includes:
- Helping set the strategic direction for the guild
- Setting agendas for monthly meetings

- Recording decisions and action items, as well as details discussed   ...see more

Co-Owner, Distiller, President
Copperworks Distilling Co.
Apr 2012 – Present · 7 yrs 11 mos
1250 Alaskan Way, Seattle, WA 98101

Copperworks Distilling Company is a craft distillery, tasting room and retail store located in the heart of Seattle's downtown waterfront. We focus on creating premium spirits that can stand impressively on their own or serve as a delicious base for new and classic cocktails.
...see more



Copperworks Distilling Co.



Technical Business Analyst
Bill and Melinda Gates Foundation
Jun 2005 – Oct 2012 · 7 yrs 5 mos

Technical Business Analyst: Conduct analysis of technology projects requested by grant-making program areas, and develop business requirements as well as oversee development of functional and technical requirements to ensure they meet the needs of the business.

Business Analyst / Project Manager / Program Management Office
ChemPoint.com
Feb 2000 – Oct 2005 · 5 yrs 9 mos
Bellevue, WA

Business Analyst - Gather user requirements, create use cases, write specification requirement documents (BRD, SRD, TRD).

Project and Program Management: Lead in-house and off-shore development and C ...see more

Brewmaster/Manager of Quality, Process and Development/Head Brewer
Pyramid Breweries
1995 – 2000 · 5 yrs
Assisted with installation of 90,000 Bbl brewery.
Hired, trained, and managed brewing and cellar staff of 10
Designed and implemented comprehensive QC and QA programs
Developed standard operating procedures for all major production tasks   ...see more

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Education



University of Washington
MSIM, Information Management
2004 – 2006

Media (1)



MSIM Program Overview



The Evergreen State College
Bachelor of Science (BS), Chemistry
1988 – 1995

Licenses & Certifications

Brewing and Malting Science Course Completion
Master Brewers Association of the Americas
Issued Oct 1995 · No Expiration Date

Brewing Microbiology
Siebel Institute of Technology
Issued Jun 1994 · No Expiration Date

Short Course in Brewing
Siebel Institute of Technology
Issued Nov 1993 · No Expiration Date

Skills

CRM

Data Warehousing

Product Management

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Recommendations

Received (0) **Given (3)**



Troy Masters
Manager | IT Project and Portfolio Managment, Seattle Children's
September 3, 2015, Troy worked with Jason in the same group

What every team member wants from a Project Manager is someone who will gently correct their deliverables, and stand up for them when things go less than perfectly, all while keeping stakeholders happy and confident in the overall project and team. It's almost an impossible task, yet Troy Masters mana... **See more**



Donna Himpler
Business Loan Officer at Sound Credit Union
November 21, 2014, Jason was a client of Donna's

When choosing a bank, I knew one of the most important things was developing and sustaining a relationship. We have that with Donna. She makes time to visit, is always accessible and truly has our best interests in mind. She gives us more attention than I imagined a big bank would provide. We're treated lik... **See more**

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Accomplishments

9 **Publications**   ⌄

Acid Washing, Step By Step • Roll Out The Barrel: Tops on Purchasing and Caring for Kegs • Smart Tips for Efficient Chilling • Adding Flavor with Adjuncts • Cover photo • Take a Clear Look at D.E. Filtration • Fluorescense of Dental Calculus from Cats, Dogs, and Humans and of Bacteria Cultured from Dental Calculus • The Microbrewery Laboratory Manual - Part V: Miscellaneous Quality Control Procedures, from Low-Tech to High • The Microbrewery Laboratory Manual - Part IV: Buying a Light Microscope

Interests

Beer Scholars

 Bill & Melinda Gates Foundation

31 members   682,165 followers

 **University of Washington**    **The Evergreen State College**
472,805 followers   26,800 followers

Pike Brewing Co.   **Elysian Brewing Co**
173 followers   2,086 followers

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